Exhibit 99.1

Tarena International, Inc. Announces Second Quarter 2014 Results

Second Quarter Net Revenues Increased by 53.4% Year-Over-Year, Exceeding Guidance

Second Quarter Net Income Increased by 204.5% Year-Over-Year

Non-GAAP Second Quarter Net Income Increased by 249.1% Year-Over-Year

BEIJING, August 20, 2014–Tarena International, Inc. (NASDAQ: TEDU) (“Tarena” or the “Company”), a leading provider of professional education services in China today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

•	Net revenues increased by 53.4% year-over-year to US$31.9 million from US$20.8 million in the same period in 2013, exceeding the high end of the Company’s previous guidance of US$30.5 million to US$31.5 million.

•	Gross profit increased by 60.0% year-over-year to US$22.7 million from US$14.2 million in the same period in 2013. Gross margin increased to 71.2% as compared to 68.2% in the same period in 2013.

•	Operating income increased by 95.4% year-over-year to US$3.6 million from US$1.9 million in the same period in 2013. Operating margin increased to 11.4% as compared to 8.9% in the same period in 2013.

•	Non-GAAP operating income, which excluded share-based compensation expenses, increased by 149.9% year-over-year to US$5.1 million from US$2.0 million in the same period in 2013. Non-GAAP operating margin increased to 15.9% as compared to 9.8% in the same period in 2013.

•	Net income increased by 204.5% year-over-year to US$5.7 million from US$1.9 million in the same period in 2013.

•	Non-GAAP net income, which excluded share-based compensation expenses, increased by 249.1% year-over-year to US$7.2 million from US$2.1 million in the same period in 2013.

•	Cash, cash equivalents and time deposits totaled US$151.5 million as of June 30, 2014, compared to US$38.3 million as of December 31, 2013.

•	Deferred revenue totaled US$20.0 million as of June 30, 2014, compared to US$15.5 million as of December 31, 2013.

•	Total student enrollments in the second quarter of 2014 increased by 35.6% year-over-year to 15,377.

•	Total number of learning centers increased to 103 as of June 30, 2014, from 97 as of March 31, 2014.

“I am delighted to report that we achieved an excellent quarter with record revenue and profit,” said Mr. Shaoyun Han, Tarena’s Chairman and Chief Executive Officer. “Revenue growth was again driven by increase in student enrollments and higher average revenue per student. Our digital art course continued its tremendous growth to remain as our second largest course by student enrollments in the second quarter of 2014. Our online sales and marketing course, which only launched in the fourth quarter of 2013, also experienced strong growth and has already become our fourth largest course, behind Java, digital art and C++. Such strong enrollment results further validated our differentiated education platform, as well as our strategy to diversify our course offerings and revenues by expanding into other high growth disciplines.”

“More importantly, we achieved significant year-over-year improvements in gross margin and operating margin and delivered even stronger growth in operating income. We will continue to execute on our objective and priority for 2014 in improving our center efficiency and utilization to drive sustainable growth in both revenue and profit, “continued Mr. Han.

“In the second quarter of 2014, the Chinese State Council issued ‘The Decision to Accelerate Modern Vocational Education’ in order to encourage the further development of the professional education market and to bridge the structural gap between the demand for and supply of skilled workforce. The number of college graduates in China has risen to a record high of 7.3 million in 2014 and the employment market is becoming increasingly competitive. As a leading professional education service provider with premium brand and reputation, Tarena is well positioned to capture the opportunities presented by this favorable market environment to drive our future growth.” Mr. Han concluded.

Mr. Suhai Ji, Tarena’s Chief Financial Officer, added, “In addition to our solid top line results, we are pleased to see continued strong margin improvement in the second quarter of 2014 as gross margin increased by 300 basis points year-over-year to 71.2% and non-GAAP operating margin increased by 610 basis points year-over-year to 15.9%. We are delivering on the objective we set at the beginning of the year to drive margin expansion in 2014. In the coming quarters, we will remain focused on optimizing our learning center utilization and improving key operating metrics to generate both growth and profitability.”

Second Quarter 2014 Results

Net Revenues

Net revenues increased by 53.4% to US$31.9 million in the second quarter of 2014, from US$20.8 million in the same period in 2013. The increase was primarily due to increased student enrollments and higher average revenue per student, as defined by net revenues divided by student enrollment.

Total student enrollments in the second quarter of 2014 increased by 35.6% to 15,377 from 11,341 in the same period in 2013, which was driven mainly by the number and the popularity of our course offerings. The number of our course offerings increased from 9 to 11 in the second quarter year-over-year while the number of our learning centers increased from 76 to 103 in the same period year-over-year to cater to the increased demand for our courses.

Average revenue per student in the second quarter of 2014 increased by 13.1% to US$2,089 from US$1,847 in the same period in 2013. The growth in average revenue per student was mainly driven by the increase of standard tuition fees for our courses and the higher percentage of retail channel in our student enrollment channel mix. Beginning in the second quarter of 2014, we raised the standard tuition fees on some of our courses by RMB1,000 (US$163) per course. While we typically charge students enrolled through the retail channel the standard tuition fee, we generally offer students enrolled through the university channel a discount of approximately RMB4,000 (US$650) per person per course. Our student enrollment mix from retail and university channel was 81%/19% and 72%/28% in the second quarter of 2014 and 2013, respectively.

Cost of Revenues

Cost of revenues increased by 39.2% to US$9.2 million in the second quarter of 2014, from US$6.6 million in the same period in 2013. The increase was mainly due to higher rental cost resulting from increased number of learning centers and expansion of existing learning centers, higher personnel cost and welfare expenses resulting from increased number of teaching and advisory staff at our learning centers and higher average salary, as well as higher depreciation expenses for our learning centers.

Gross Profit and Gross Margin

Gross profit increased by 60.0% to US$22.7 million in the second quarter of 2014, from US$14.2 million in the same period in 2013. Gross margin increased to 71.2% in the second quarter of 2014 from 68.2% in the same period in 2013. The improvement in gross margin was mainly due to increased operational scale and efficiency for our learning centers. Personnel cost and welfare expenses decreased to 10.7% of total net revenues in the second quarter of 2014, from 12.9% in the same period in 2013. Rental expenses decreased to 8.8% of total net revenues in the second quarter of 2014, from 9.5% in the same period in 2013.

Operating Expenses

Total operating expenses increased by 54.6% to US$19.1 million in the second quarter of 2014, from US$12.4 million in the same period in 2013 as a result of increases in our selling and marketing, general and administrative and research and development expenses. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 45.1% to US$17.7 million in the second quarter of 2014, from US$12.2 million in the same period in 2013. Total share-based compensation expenses allocated to the related operating expenses increased by 728.9% to US$1.4 million in the second quarter of 2014, from US$0.2 million in the same period in 2013.

Selling and marketing expenses increased by 34.3% to US$10.3 million in the second quarter of 2014, from US$7.7 million in the same period in 2013. The increase was due to higher personnel cost and welfare expenses related to the growth in our selling and marketing headcount and higher average salary, and expanded marketing efforts primarily as a result of increased spending on advertising as we expanded our network of learning centers. Selling and marketing expenses in the second quarter of 2014 accounted for 32.2% of the total net revenues, compared to 36.8% in the same period in 2013. Advertising and marketing expenses in the second quarter of 2014 accounted for 13.1% of the total net revenues, compared to 16.7% in the same period in 2013.

General and administrative expenses increased by 101.8% to US$7.4 million in the second quarter of 2014, from US$3.7 million in the same period in 2013. The increase was mainly due to higher compensation cost for our increased number of general and administrative personnel to support our growing operations, higher bad debt allowance, higher share-based compensation expenses, and to a lesser extent, higher professional expenses. General and administrative expenses in the second quarter of 2014 accounted for 23.3% of the total net revenues, compared to 17.7% in the same period in 2013. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 74.1% to US$6.2 million, from US$3.5 million in the same period in 2013. Non-GAAP general and administrative expenses in the second quarter of 2014 accounted for 19.3% of total net revenues, compared to 17.0% in the same period in 2013.

Research and development expenses increased by 37.1% to US$1.4 million in the second quarter of 2014, from US$1.0 million in the same period in 2013. The increase was mainly due to higher personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses. Research and development expenses in the second quarter of 2014 accounted for 4.3% of total net revenues, compared to 4.8% in the same period in 2013.

Operating Income

Operating income increased by 95.4% to US$3.6 million in the second quarter of 2014, from US$1.9 million in the same period in 2013. Operating margin increased to 11.4% in the second quarter of 2014 as compared to 8.9% in the same period in 2013. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 149.9% to US$5.1 million in the second quarter of 2014, from US$2.0 million in the same period in 2013. Non-GAAP operating margin increased to 15.9% in the second quarter of 2014 as compared to 9.8% in the same period in 2013.

Interest Income, Net

Net interest income was US$1.0 million in the second quarter of 2014, compared to US$0.5 million in the same period in 2013. Interest income in both periods consisted of interest earned on our cash and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The increase in net interest income was primarily due to higher deposit levels resulting from the Company’s IPO proceeds in April 2014.

Foreign Exchange Gain/Loss

Foreign exchange gain was US$0.8 million in the second quarter of 2014, compared with a loss of US$0.1 million in the same period in 2013. The increase was primarily attributable to the appreciation of China’s RMB against U.S. dollar when a significant portion of the Company’s IPO proceeds was converted into RMB and placed in bank deposits.

Other Income

Other income in the second quarter of 2014 was US$1.0 million, consisting of US$0.8 million in government grant and US$0.2 million in investment income, compared to almost nil in the same period in 2013. The increase was attributable to government grants of RMB5 million received in the second quarter of 2014 and the investment income of short-term wealth management products purchased in the second quarter of 2014.

Income Tax Expense

Income tax expense was US$0.7 million in the second quarter of 2014, compared to US$0.4 million in the same period in 2013. The increase was mainly due to higher taxable income, partially offset by a decrease in the effective income tax rate to 10.5% in the second quarter of 2014 from 17.8% in the same period in 2013. The decrease in the effective income tax rate was primarily due to a tax holiday of a two-year full exemption from 2014 to 2015 followed by a three-year 50% exemption from 2016 to 2018 entitled by one of our wholly owned subsidiaries which is qualified as a “Newly Established Software Enterprise” under the PRC Enterprise Income Tax Law.

Net Income

As a result of the foregoing, net income increased by 204.5% to US$5.7 million in the second quarter of 2014, from US$1.9 million in the same period in 2013. Non-GAAP net income, which excluded share-based compensation expenses, increased by 249.1% year-over-year to US$7.2 million from US$2.1 million in the same period in 2013.

Business Outlook

Based on the Company’s current estimates, total net revenues for the third quarter of 2014 are expected to be between US$38.5 million and US$39.5 million, representing an increase of 35.1% to 38.6% on a year-over-year basis. The Company also expects its total net revenues for the full year of 2014 to be between US$134.5 million and US$136.0 million, representing an increase of 44.9% to 46.6% on a year-over-year basis.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions, which are subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the second quarter of 2014 ended June 30, 2014 at 9:00 p.m. Eastern Time on August 19, 2014 (9:00 a.m. Beijing time on August 20, 2014).

The dial-in details for the live conference call are as follows:

United States: 855 298 3404

International: +1 631 514 2526

Hong Kong: 800 905 927

United Kingdom: 800 015 9725

China Mainland: 400 120 0539

Conference ID: 1002021

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through August 26, 2014. The dial-in details for the replay are:

U.S. Toll Free: 866 846 0868

International: +1 800 008 585

Conference ID: 1002021

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena’s website at http://ir.tarena.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including the business outlook for the second quarter of 2014 and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (Nasdaq: TEDU) is a leading provider of professional education services in China. The Company is the largest provider of IT professional education services in China with a market share of 8.3% as measured by revenues in 2013 according to IDC, a third-party research firm. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers courses in nine IT subjects and two non-IT subjects. Its courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 155,000 students, cooperated with more than 500 universities and colleges and placed students with approximately 45,000 corporate employers in a variety of industries. For further information, please visit http://ir.tarena.com.cn.

About Non-GAAP Financial Measures

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Tarena’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and net income per share, which are adjusted from results based on GAAP to exclude the share-based compensation expenses.

Our non-GAAP financial information provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. These non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Christina Zhu

Investor Relations

Tarena International Inc.

Tel: +8610 56219451

Email: ir@tarena.com.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	June 30	December 31
	2014	2013
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	49,609,069	26,139,255
Time deposits	92,101,664	—
Accounts receivable, net of allowance for doubtful accounts	18,946,361	15,001,222
Prepaid expenses and other current assets	6,018,695	3,497,332
Deferred income tax assets	1,565,763	1,546,213

Total current assets	168,241,552	46,184,022
Time deposits	9,769,175	12,161,617
Accounts receivable, net of allowance for doubtful accounts	640,752	415,881
Property and equipment, net	13,156,747	12,805,567
Other non-current assets	1,797,879	2,105,832

Total assets	193,606,105	73,672,919

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	114,612	217,451
Income taxes payable	3,228,072	3,012,165
Deferred revenue	20,043,271	15,487,494
Accrued expenses and other current liabilities	7,941,867	6,617,558

Total current liabilities	31,327,822	25,334,668

Other non-current liabilities	241,342	243,555

Total liabilities	31,569,164	25,578,223

Commitments and contingencies	—	—
Mezzanine equity:
Series A convertible redeemable preferred shares	—	419,776
Series B convertible redeemable preferred shares	—	15,747,869
Series C convertible redeemable preferred shares	—	95,211,135

Total mezzanine equity	—	111,378,780

Shareholders’ equity (deficit):
Ordinary shares	50,657	12,226
Additional paid-in capital	219,076,654	—
Accumulated other comprehensive income	1,227,420	1,634,920
Accumulated deficit	(58,317,790)	(64,931,230)

Total shareholders’ equity (deficit)	162,036,941	(63,284,084)

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	193,606,105	73,672,919

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2014	2013	2014	2013
	US$	US$	US$	US$

Net revenues	31,942,301	20,825,503	56,280,750	35,967,104
Cost of revenues(a)	(9,211,736)	(6,615,820)	(17,796,655)	(12,629,313)

Gross profit	22,730,565	14,209,683	38,484,095	23,337,791
Selling and marketing expenses(a)	(10,299,493)	(7,670,643)	(19,127,123)	(13,188,783)
General and administrative expenses(a)	(7,432,800)	(3,683,816)	(13,190,817)	(6,863,215)
Research and development expenses(a)	(1,366,025)	(996,117)	(2,510,837)	(1,623,240)

Operating income	3,632,247	1,859,107	3,655,318	1,662,553
Interest income	1,006,550	512,093	1,465,869	804,932
Foreign exchange gain(loss)	794,996	(119,937)	877,096	(161,338)
Other income	973,929	37,620	1,446,772	38,337

Income before income taxes	6,407,722	2,288,883	7,445,055	2,344,484
Income tax expense	(675,919)	(406,789)	(750,343)	(416,499)

Net income	5,731,803	1,882,094	6,694,712	1,927,985
Accretion of convertible redeemable preferred shares	(18,920)	(506,956)	(576,431)	(991,103)

Net income attributable to ordinary shareholders(b)	5,712,883	1,375,138	6,118,281	936,882

Net income(loss) per share(c):
Basic	0.11	0.04	0.14	0.02
Diluted	0.10	0.02	0.11	0.02
Weighted average number of ordinary shares outstanding:
Basic	49,812,756	10,851,287	31,123,486	10,851,287
Diluted	56,839,519	16,483,830	38,045,512	15,915,680

Net income	5,731,803	1,882,094	6,694,712	1,927,985
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	10,323	455,325	(407,500)	528,643

Comprehensive income	5,742,126	2,337,419	6,287,212	2,456,628

Notes:

(a)	Includes share-based compensation expense as follows:

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2014	2013	2014	2013
	US$	US$	US$	US$
Cost of revenues	24,770	4,295	33,174	8,590
Selling and marketing expenses	69,635	11,308	100,525	22,616
General and administrative expenses	1,278,008	149,263	1,679,952	298,527
Research and development expenses	82,743	12,003	117,744	24,006

(b)	The net income (loss) attributable to ordinary shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into ordinary shares upon the completion of the Company’s IPO on April 3, 2014. Thereafter, there will be no accretion to the preferred shares and all net income will be attributable to the ordinary shareholders.
(c)	The Company uses the two-class method to calculate basic and diluted earnings per share. Under the two-class method, when calculating the basic and dilutive EPS, net income attributable to ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2014	2013	2014	2013
	US$	US$	US$	US$

GAAP Cost of revenues	9,211,736	6,615,820	17,796,655	12,629,313
Share-based compensation expense in cost of revenues	24,770	4,295	33,174	8,590

Non-GAAP cost of revenues	9,186,966	6,611,525	17,763,481	12,620,723

GAAP Selling and marketing expenses	10,299,493	7,670,643	19,127,123	13,188,783
Share-based compensation expense in selling and marketing expenses	69,635	11,308	100,525	22,616

Non-GAAP selling and marketing expenses	10,229,858	7,659,335	19,026,598	13,166,167

GAAP General and administrative expenses	7,432,800	3,683,816	13,190,817	6,863,215
Share-based compensation expense in general and administrative expenses	1,278,008	149,263	1,679,952	298,527

Non-GAAP general and administrative expenses	6,154,792	3,534,553	11,510,865	6,564,688

GAAP Research and development expenses	1,366,025	996,117	2,510,837	1,623,240
Share-based compensation expense in research and development expenses	82,743	12,003	117,744	24,006

Non-GAAP research and development expenses	1,283,282	984,114	2,393,093	1,599,234

Operating income	3,632,247	1,859,107	3,655,318	1,662,553
Share-based compensation expenses	1,455,156	176,869	1,931,395	353,739

Non-GAAP operating income	5,087,403	2,035,976	5,586,713	2,016,292

Net income	5,731,803	1,882,094	6,694,712	1,927,985
Share-based compensation expense	1,455,156	176,869	1,931,395	353,739

Non-GAAP net income	7,186,959	2,058,963	8,626,107	2,281,724
Accretion of convertible redeemable preferred shares	(18,920)	(506,956)	(576,431)	(991,103)

Non-GAAP net income attributable to ordinary shareholders	7,168,039	1,552,007	8,049,676	1,290,621

Non-GAAP net income per share(a)
Basic	0.14	0.04	0.18	0.03
Diluted	0.12	0.03	0.15	0.02
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income per share(b)
Basic	49,812,756	10,851,287	31,123,486	10,851,287
Diluted	56,839,519	16,483,830	38,045,512	15,915,680

Notes:

(a)	The Company uses the two-class method to calculate basic and diluted earnings per share. Under the two-class method, when calculating the basic and dilutive EPS, net income attributable to ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.
(b)	The Non-GAAP net income(loss) per share is computed using Non-GAAP net income(loss) attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income(loss) per share calculation.